SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 4, 2015

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

INDEX

1.	Summary of a resolutions adopted by the General and Special Shareholders’ Meeting held on April 23, 2015.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON 04/23/2015

ITEM # 1: For a majority of 589,969,287 votes for, 1,283,860 abstentions and 50,020 votes against this motion, the Shareholders decided to appoint Dr. Hugo Nicolás Luis Bruzone, acting in the name of the shareholder Mr. Jorge Horacio Brito, Mr. Osvaldo Pibida, acting in the name of the shareholder The Bank of New York Mellon and Ms. Yanina Clarens and Ms. Silvia Rita Montalbano, acting in the name of the shareholder ANSES FGS, to sign the minutes of this meeting.

ITEM # 2: For a majority of 581,316,007 votes for, 9,934,960 abstentions and 52,200 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the fiscal year of the Company ended December 31, 2014.

ITEM # 3: For a majority of 589,877,077 votes for, 1,373,880 abstentions and 52,210 votes against this motion, and with the abstentions, in each case with respect to their own administration, of the shareholders who are members of the Company’s Board of Directors, the Shareholders’ Meeting resolved to approve the administration of the Board and any and all the acts and actions taken by the Supervisory Committee up to the date hereof.

ITEM # 4: The shareholders present at the Meeting resolved for a majority of 405,928,737 votes for, 1,202,940 abstentions and 184,171,490 votes against this motion, to apply the unappropriated earnings as of December 31, 2014 totaling AR $ 3,584,937,063.98 as follows:

a)	the amount of AR $ 695,907,205.55 to the Legal Reserve Fund;
b)	the amount of AR $ 125,073,000 to the Statutory Reserve Fund – Special Reserve for Subordinated Corporate Bonds (Pursuant to the provisions set forth in the terms of issuance of Series 1 of Class 1 Subordinated Corporate Bonds issued under the Global Program approved by the Shareholders’ Meeting dated 09/01/2006 and the provisions of Communication A 4576 issued by the BCRA this amount shall be applied to the creation of a special reserve for interest payable on the due dates occurring in June and December 2015);
c)	the amount of AR$ 27,902,515.49 to personal asset tax corresponding to the company’s shareholders and also payable on the shares or participating interests held by the company, as substitute taxpayer for the year 2012;
d)	the amount of AR $ 2,736,054,342.94 to the voluntary reserve fund for future distribution of profits under Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

ITEM # 5: For a majority of 405,945,217 votes for, 1,181,290 abstentions and 184,176,660 votes against this motion, the Shareholders resolved to approve the separation of AR $ 596,254,288.56 from the voluntary reserve fund for the payment of a cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA) and delegated to the Board the power to determine the effective availability to the Shareholders of the approved cash dividend, pursuant to their respective shareholdings, upon receipt of the applicable authorization from de BCRA.

ITEM # 6: For a majority of 405,736,947 votes for, 1,211,370 abstentions and 184,354,850 votes against this motion, the Shareholders’ Meeting resolved to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2014, on the amount of AR$ 143,930,347.45. In addition, the Shareholders’ Meeting resolved to delegate to the Board of Directors the allocation to each member of the Board of the approved remunerations.

ITEM # 7: For a majority of 580,478,277 votes for, 3,466,050 abstentions and 7,358,840 votes against this motion, the Shareholders’ Meeting resolved to approve an amount of fees for the Supervisory Committee equal to AR$ 852,879, such amount being reported in the statement of income for the fiscal year ended December 31, 2014, and to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

ITEM # 8: For a majority of 577,552,527 votes for, 3,431,610 abstentions and 10,319,030 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 7,440,000, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2014.

ITEM # 9: Since the shareholder ANSES-FGS has notified its intention to exercise its right of cumulative voting for the appointment of the regular and alternate directors, the shareholders were informed the following: (i) all shareholders present are authorized to exercise their right of cumulative voting under section 263 of law 19550; and (ii) the number of votes corresponding to each of them.

The rest of the shareholders did not exercise their right of cumulative voting.

Through the cumulative voting system, for a majority of 920,603,250 votes for the adoption of this motion, the Shareholders’ Meeting resolved to appoint Mr. Nicolás Alejandro Todesca, candidate proposed by ANSES FGS, as regular director for one fifth of the vacancies to be covered, to hold office for three fiscal years.

For a majority of 354,445,277 votes for, 3,438,960 abstentions and 49,298,280 votes against this motion, the Shareholders’ Meeting resolved to appoint Messrs. Jorge Horacio Brito, Jorge Pablo Brito, Marcos Brito and Delfín Federico Ezequiel Carballo, as regular directors to hold office for three fiscal years.

Then the Shareholders’ Meeting considered the appointment of five alternate directors who shall hold office for three fiscal years.

For a majority of 354,445,277 votes for, 3,438,960 abstentions and 49,298,280 votes against this motion, the Shareholders’ Meeting resolved to appoint Messrs. Santiago Horacio Seeber, Ernesto Eduardo Medina, Santiago Brito and Matías Eduardo Carballo as alternate directors to hold office for three fiscal years.

Therefore, pursuant to the above, the Board shall hereinafter be composed as follows: Regular Directors: Messrs. Jorge Horacio Brito, Jorge Pablo Brito, Marcos Brito, Delfín Federico Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Álvarez Agis and Nicolás Alejandro Todesca; and Alternate Directors: Messrs. Santiago Horacio Seeber, Ernesto Eduardo Medina, Santiago Brito, Matías Eduardo Carballo and Haroldo Arián Montagu. The Shareholders express that any one of the alternate directors may replace any of the regular directors in case of absence or vacancy. Mr. Brito explains that the regular directors Jorge Horacio Brito, Jorge Pablo Brito, Marcos Brito, Delfín Federico Ezequiel Carballo, Juan Pablo Brito Devoto, Luis Carlos Cerolini, and Constanza Brito and the alternate directors Santiago Horacio Seeber, Ernesto Eduardo Medina, Santiago Brito and Matías Eduardo Carballo, shall hold office as non independent directors, while the regular directors Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Álvarez Agis and Nicolás Alejandro Todesca and the alternate director Haroldo Arián Montagu shall hold office as independent director.

ITEM # 10: For a majority of 575,675,407 votes for, 3,504,980 abstentions and 12,122,780 votes against this motion, the Shareholders resolved the Supervisory Committee shall be composed of three regular members and three alternate members.

Since the shareholder ANSES-FGS has notified its intention to exercise its right of cumulative voting for the appointment of the regular and alternate members of Supervisory Committee, the shareholders were informed the following: (i) all shareholders present are authorized to exercise their right of cumulative voting under section 263 of law 19550; and (ii) the number of votes corresponding to each of them.

The rest of the shareholders did not exercise their right of cumulative voting.

Through the cumulative voting system, for a majority of 552,361,950 votes for the adoption of this motion, the Shareholders’ Meeting resolved to appoint the Accountant Vivian Haydee Stenghele and Dr. Javier Rodrigo Siñeriz, candidates proposed by ANSES FGS, as regular and alternate members of the Supervisory Committee respectively for one third of the vacancies to be covered, to hold office for one fiscal year.

For a majority of 391,554,757 votes for, 3,504,980 abstentions and 12,122,780 votes against this motion, the Shareholders’ Meeting resolved to appoint the Accountants Alejandro Almarza and Carlos Javier Piazza as regular members of the Supervisory Committee and the Accountants Alejandro Carlos Piazza and Leonardo Pablo Cortigiani as alternate members of such committee; all of them to hold office for one fiscal year.

Pursuant to the above, the Supervisory Committee shall be hereinafter composed of the accountants Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele as regular members and the accountants Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Dr. Javier Rodrigo Siñeriz as alternate members. All members of the Supervisory Committee are independent.

ITEM # 11: For a majority of 401,656,007 votes for, 186,227,460 abstentions and 3,419,700 votes against this motion, the Shareholders’ Meeting designated the Accountants Norberto M. Nacuzzi and Ernesto Mario San Gil, members of Pistrelli, Henry Martin y Asociados S.R.L., as regular and alternate Independent Auditors, respectively, for the fiscal year that shall end on December 31, 2015.

ITEM # 12: For a majority of 580,475,757 votes for, 3,471,500 abstentions and 7,355,910 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 750,000.

ITEM # 13: For a majority of 589,043,797 votes for, 1,190,410 abstentions and 1,068,960 votes against this motion, the Shareholders resolved to approve the delegation to the Board, under section 9 of law 23576, of the necessary powers to (i) determine and establish all terms and conditions of the Global Program of Negotiable Obligations for a par value of US$ 1,000,000,000 (or its equivalent in other currencies) as authorized by Resolution No. 15480 dated September 28th, 2006 and Resolution No. 16616 dated July 28th 2011 issued by the Argentine Securities Exchange Commission, of each of the series to be issued at the appropriate time and of the negotiable obligations to be issued under such Program, which have not been expressly determined by the General Shareholders’ Meetings held on September 1st 2006 and April 26th 2011, including, without limitation, the amount (within the authorized maximum amount or any lower amount, as the Board of the Bank may determine), the subordination level (being able, if applicable, to adjust to the terms and conditions of the rules of the Central Bank of the Republic of Argentina and any supplementary rules or any future rules that may replace it), time of issuance, the term, price, placement method and payment terms thereof, the interest rate, the possibility that the negotiable obligations be issued as registered or book-entry obligations, or in the form of a global certificate, that the same be nominative or to bearer, that they be issued in one or several classes and/or series, that they be listed or traded in stock exchanges and/or over-the-counter markets within the country and/or abroad, and any other aspect that the Board may, at its own discretion, deem appropriate to determine; (ii) perform before the Argentine Securities Exchange Commission and/or before any similar foreign entities any necessary acts and proceedings in connection with the authorization of such Program or the listing of the negotiable obligations to be issued thereunder; (iii) perform before the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico (MAE) and/or any other stock exchange or self-regulatory markets of the Republic of Argentina and/or abroad all the necessary acts and proceedings aimed at obtaining the potential listing and/or trading of the negotiable obligations issued within the scope of the above mentioned Program; (iv) if applicable, negotiate with the entity to be defined in the relevant Price Supplement, the terms and conditions (including the determination of the fees for the services rendered thereby) so that it may act as payment and/or registration agent and, eventually, as depository of the global certificate; and (v) hire one or more independent and different risk rating companies in order to rate the Program and/or the series to be issued thereunder. The Chairman further proposes to authorize the Board to sub-delegate to one or more of its members, or to the person they consider appropriate, the exercise of the powers described in the preceding paragraph.

ITEM # 14: For a majority of 590,065,807 votes for, 1,186,350 abstentions and 51,010 votes against this motion, the Shareholders’ Meeting resolved to authorize the attorneys Luis Carlos Cerolini, Carolina Paola Leonhart, Ana Cristina Rodríguez, Alejandro Senillosa, Gabriela Eliana Blanco, Hugo Nicolás Luis Bruzone, José María Bazán and María Lucila Winschel, so that any one of them acting jointly, separately or individually, may carry out the necessary acts and proceedings before all the relevant entities in order to obtain the administrative authorization and register the above described resolutions as adopted by this Shareholders’ Meeting, if applicable, being hereby authorized to execute an deliver all documents that may be necessary for the above mentioned purposes, publish official notices (edictos), answer requests and separate and withdraw documents.

Signed: Jorge Pablo Brito (Regular Director), Alejandro Almarza (Regular Member of the Supervisory Committee), Vivian Haydeé Stenghele (Regular Member of the Supervisory Committee), Carlos Javier Piazza (Regular Member of the Supervisory Committee), Norberto Nacuzzi (acting in the name and on behalf of Pistrelli, Henry Martin y Asociados S.R.L. – Independent Auditors), Hugo Nicolás Luis Bruzone (in the name and on behalf of Jorge Horacio Brito), Osvaldo Pibida (in the name and on behalf of The Bank of New York Mellon), Yanina Clarens and Silvia Rita Montalbano (in the name and on behalf of ANSES FGS).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 4, 2015

MACRO BANK INC.

By:	/s/ Luis Carlos Cerolini
Name: Luis Carlos Cerolini
Title: Director